472,250 Shares

                        Owens Corning

                        Common Stock


                 (par value $0.10 per share)

                         __________

   The 472,250 shares of Common Stock, par value $0.10 per share (the "Common Stock"), of Owens Corning, a Delaware corporation (the "Company" or "Owens Corning"), offered hereby are owned by Celfort Construction Materials Inc., a Canada corporation unrelated to the Company. See "Selling Stockholder." None of such 472,250 shares are offered by the Company.

   The Selling Stockholder will receive all proceeds from the sale of the shares. The Company will receive none of the proceeds  from  any  sale of the shares offered  hereby.  See
"Selling Stockholder." All expenses of registration and brokerage commissions incurred in connection herewith are being borne, directly or indirectly, by the Company. The
Company, the Selling Stockholder and Goldman, Sachs & Co. have agreed to certain indemnification arrangements. See "Plan of Distribution."

  The last reported sale price of the Common Stock on the New
York Stock Exchange on December26, 1996 was $42-1/2 per share.
See "Price Range of Common Stock and Dividends."

                            __________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            _________

   The shares being offered hereby will be sold to or through Goldman, Sachs & Co. in one or more transactions at market prices prevailing at the time of sale or in negotiated transactions, or otherwise, at varying prices to be
determined   at  the  time  of  each  sale.  See   "Plan   of
Distribution."




                    Goldman, Sachs & Co.
                         __________

     The date of this Prospectus is December 30, 1996.

                      AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 on which the Common Stock is listed. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission.

   This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents have been filed with the Commission and are incorporated herein by reference:

          (1)   The Company's Annual Report on Form 10-K (File No.  1-
          3660) for the year ended December 31, 1995, filed on February 23, 1996.

          (2) The Company's Annual Report on Form 10-K/A (File No. 1-3660) for the year ended December 31, 1995, filed on February 23, 1996.

          (3) The Company's Annual Report on Form 10-K/A (File No. 1-3660) for the year ended December 31, 1995, filed on March 5, 1996.

          (4) The Company's Annual Report on Form 10-K/A (File No. 1-3660) for the year ended December 31, 1995, filed on December 23, 1996.


          (5) The Company's Quarterly Report on Form 10-Q (File No. 1-3660) for the quarter ended March 31, 1996, filed on May 15, 1996.

          (6) The  Company's Quarterly Report  on  Form  10-Q/A
          (File No. 1-3660) for the quarter ended March 31, 1996, filed on May 21, 1996.

          (7) The Company's Quarterly Report on Form 10-Q/A (File No. 1-3660) for the quarter ended March 31, 1996, filed on December 23, 1996.

          (8) The Company's Current Report on Form 8-K (File No. 1-3660) dated June 20, 1996, filed on June 20, 1996.

          (9) The Company's Quarterly Report on Form 10-Q (File No. 1-3660) for the quarter ended June 30, 1996, filed on August
          14, 1996.

          (10) The Company's Quarterly Report on Form 10-Q/A (File No. 1-3660) for the quarter ended June 30, 1996, filed on December 23, 1996.

          (11) The Company's Quarterly Report on Form 10-Q (File
          No. 1-3660) for the quarter ended September 30, 1996, filed on October 28, 1996.

          (12) The Company's Quarterly Report on Form 10-Q/A (File No. 1-3660) for the quarter ended September 30, 1996, filed on December 23, 1996.

          (13)  The Company's Current Report on Form 8-K (File No.  1-
          3660) dated December 12, 1996, filed on December 19, 1996.


  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that any statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents described above and incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to: Owens Corning, Owens Corning World Headquarters, Toledo, Ohio 43659, Attention: Secretary's Office (telephone: (419) 248-
8000).

                              THE COMPANY

   Owens Corning, a global company incorporated in Delaware in 1938, serves consumers and industrial customers with high-performance glass composites and building materials systems. These products are used in industries such as home improvement, new construction, transportation, marine, aerospace, energy, appliance, packaging and electronics. Many of these products are marketed under the trademark FIBERGLAS(R). The Company operates in two industry segments - Building Materials and Composite Materials - divided into eleven businesses. The Company also has affiliate companies in a number of countries.

   The following table summarizes selected information concerning the Company's industry segments. For further information, see Note 1 of the Notes to Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference, and Note 1 of Notes to Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

                                        Nine Months Ended     Years Ended
                                          September 30,       December 31,
                                        1996(a)      1995    1995   1994(b)
                                                    (in millions)
Net Sales:
   Building Materials                   $1,969     $1,767  $2,404   $2,273
   Composite Materials                     861        881   1,208    1,078
   Consolidated Net Sales               $2,830     $2,648  $3,612   $3,351
Income (Loss) from Operations:
   Building Materials                   $  181     $  183  $  237   $  189
   Composite Materials                     176        162     225      109
   General Corporate Expense              (919)       (36)    (50)     (72)
   Total Income (Loss) from Operations  $ (562)    $  309  $  412   $  226
_________________

(a) Income from operations for the nine months ended September 30, 1996 includes the Company's net pretax charge of $875 million for asbestos litigation claims that may be received after 1999 and probable additional insurance recovery, all of which was recorded as an increase in general corporate expense. Income from operations for the nine months ended September 30, 1996 also includes the Company's pretax gain of $37 million from the sale of its ownership interest in its Japanese affiliate Asahi Fiber Glass Co. Ltd., all of which was recorded as a reduction in general corporate expense. Also included are special charges totaling $42 million including valuation adjustments associated with prior divestitures, major product line productivity initiatives and a contribution to the Owens Corning Foundation. The impact of these special items was to reduce income from operations for Building Materials by $22 million, Composite Materials by $5 million, and to increase general corporate expense by $15 million.

(b) Income from operations for the year ended December 31, 1994 includes a $117 million charge for productivity initiatives and other actions taken during the first quarter of 1994 to improve the Company's speed, focus, and efficiency. The impact of this charge was to reduce income from operations for Building Materials and Composite Materials by $70 million and $22, million respectively, and to increase general corporate expense by $25 million.

  The Company's principal executive offices are located at Owens Corning World Headquarters, Toledo, Ohio 43659, and its telephone number is (419) 248-8000. Unless the context indicates otherwise, references in this Prospectus to the "Company" include Owens Corning and its consolidated subsidiaries.
                                   3

                           SELLING STOCKHOLDER

  All of the 472,250 shares offered hereby are being offered on behalf of and are currently owned by Celfort Construction Materials Inc., a Canada corporation (the "Selling Stockholder"). Such shares constitute all of the shares of Common Stock that the Selling Stockholder owns or has the right to acquire as of the date of this Prospectus. The
Selling Stockholder expects to sell all of such shares in this offering.

   The Selling Stockholder acquired the shares offered hereby from the Company in connection with an Asset Purchase Agreement dated as of August 30, 1996 by and among the Company, OC Celfortec (as defined below), the Selling Stockholder, and a corporate affiliate of the Selling Stockholder. Under the Agreement, OC Celfortec Inc. a Canada corporation and an indirect wholly-owned subsidiary of the Company ("OC Celfortec"), acquired substantially all the assets of the extruded polystyrene insulation products business of the Selling Stockholder (the "Acquisition") in consideration of, among other things, delivery by OC Celfortec to the Selling Stockholder of OC Celfortec's Promissory Note, which was subsequently exchanged for the 472,250 shares of Common Stock, par value $.10 per share, of the
Company being offered hereby. The Acquisition was consummated on August 30, 1996. Pursuant to the terms of the Acquisition, as amended, the Selling Stockholder will receive from the Company cash consideration equal to the excess, if any, of Canadian $29 million over the sum of (i) the net proceeds received by the Selling
Stockholder from the sale of such shares and (ii) an interim adjustment payment of approximately Canadian $3 million paid on December 16, 1996.

   During the past three years, the Selling Stockholder has licensed technology from the Company and has sold manufactured goods to the Company in the ordinary course of business. The amounts involved in these transactions were not material to the Company.

               PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSE") under the symbol "OWC". The following table sets forth, for the periods indicated, the high and low sales prices in dollars per share of the Common Stock as reported in the NYSE Composite Transactions Tape.

                                                      High       Low
1994
    First Quarter                                      46       33-1/2
    Second Quarter                                   36-1/8     30-1/2
    Third Quarter                                    36-1/4     30-1/8
    Fourth Quarter                                   33-1/2     27-3/4
1995
    First Quarter                                    36-1/4     30-1/4
    Second Quarter                                     40       34-5/8
    Third Quarter                                    47-1/8     36-1/2
    Fourth Quarter                                   46-3/4     40-3/8
1996
    First Quarter                                      46       39-3/4
    Second Quarter                                   43-1/8     37-5/8
    Third Quarter                                      43         36
    Fourth Quarter (through December 24, 1996)       43-1/2     36-1/4

   A recent closing sale price for the Common Stock as reported on the NYSE Composite Transactions Tape is set forth on the cover page of this Prospectus.

   In June 1996, the Board of Directors of the Company approved an annual dividend policy of $.25 per share of Common Stock and declared a dividend of $.0625 per share of Common Stock to stockholders of record on September 30, 1996, paid on October 15, 1996. The Company had not previously declared any dividends since 1986. In December 1996, the Board of Directors of the Company declared a dividend of $.0625 per share of Common Stock to stockholders of record on December 31, 1996, payable January 15, 1997.
                                   4

                            USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholder.


                  CONDENSED CONSOLIDATED CAPITALIZATION

      The following table summarizes the capitalization of the Company and its consolidated subsidiaries at September 30, 1996, including the issuance of 472,250 shares of Common Stock in connection with the Acquisition. For further information, see Notes 2, 3, 4, 5, 18 and 19 of Notes to Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference, and Notes 6 and 7 of Notes to Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

                                                        At September 30, 1996
                                                            (in Millions)
Short-term debt, including current portion of long-term debt     $182

Long-term debt:
  Senior                                                          983
    Less: Current portion                                         (18)

  Total long-term debt                                            965

Company obligated convertible security of subsidiary holding
  solely parent debentures                                        194

Stockholders' equity:
  Preferred stock, no par value; 8 million shares authorized;
    none issued                                                     -
  Common stock, $.10 par value; 100 million shares authorized;
    52,048,661 shares issued and outstanding(a)                   597
  Deficit                                                      (1,138)
  Foreign currency translation adjustments                         (8)
  Other                                                           (19)

  Total stockholders' equity                                     (568)

Total capitalization                                          $   773
_________________

(a) Does not include shares of Common Stock issuable or which may be issued pursuant to various stock compensation plans of the Company (see Note 18 of Notes to Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference).

               SELECTED CONSOLIDATED FINANCIAL INFORMATION

   The following table sets forth selected consolidated financial information of the Company (i) for the nine months ended September 30, 1996 and 1995, which has been derived from the first, second and third quarter 1996 and 1995 unaudited quarterly consolidated financial statements of the Company and its subsidiaries and (ii) for each of the five fiscal years in the period ended December 31, 1995, which has been derived from the annual consolidated financial statements of the Company and its subsidiaries audited by Arthur Andersen LLP, independent public accountants. This table should be read in conjunction with those statements, all of which have been previously filed with the Commission. The financial information presented below for the nine months ended September 30, 1996 and 1995 reflects all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the Company's results. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December
31,  1996.  The following table is qualified in its entirety  by,  and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus and the consolidated financial information and related notes of the Company included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                            Nine Months Ended
                              September 30,        Year Ended December 31,
                        1996(a) 1995  1995(b) 1994(c) 1993(d) 1992(e) 1991(f)
                (In millions of dollars, except per share data and where noted)
Income Statement Data:
 Net sales              $2,830  $2,648 $3,612 $3,351  $2,944  $2,878  $2,783
 Gross margin              746     695    942    815     678     644     597
 Income (loss) from
   operations             (562)    309    412    226     236     213    (628)
 Cost of borrowed funds     56      69     87     94      89     110     131
 Net income (loss)        (354)    165    231    159     131      73    (742)
 Net income (loss)
   per share (primary)   (6.86)   3.36   4.64   3.61    3.00    1.70  (18.13)
 Net income (loss)
   per share (fully
   diluted)              (6.86)   3.18   4.40   3.35    2.81    1.67  (18.13)
 Weighted average number
   of shares outstanding
   (in thousands of
   shares) (primary)    51,616  49,060 49,711 44,209  43,593  43,013  40,924
Cash Flow Data:
  Net cash flow from
   operations              (30)     79    285    233     253     192     253
  Capital expenditures     224     183    276    258     178     144     114
Balance Sheet Data:
  Total assets           4,071   3,292  3,261  3,274   3,013   3,162   3,511
  Total debt             1,147     953    893  1,212   1,004   1,099   1,172
Stockholders' equity
  (deficit)               (568)   (295)  (212)  (680)   (869) (1,008) (1,076)
_________________

(a)As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," income from operations for the nine months ended September 30, 1996 includes the Company's net pretax charge of $875 million for asbestos litigation claims which may be received after 1999 and probable additional insurance recovery. A pretax gain of $37 million from the sale of the Company's ownership interest in its Japanese affiliate Asahi Fiber Glass Co. Ltd is also included in income from operations for the nine months ended September 30, 1996, as well as other one time special charges totaling $42 million which include valuation adjustments associated with prior divestitures, major product line productivity initiatives and a contribution to the Owens Corning Foundation.

(b)As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1995 of $231 million, or $4.64 per share ($4.40 per share fully diluted), included a one time gain of $8 million or $.16 per share ($.15 per share fully diluted), which was the result of a tax loss carryback.

(c) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1994 of $159 million included the following offsetting special items: an after-tax gain of $123 million, or $2.78 per share ($2.45 per share fully diluted), reflecting a change to the capital method of accounting for the rebuilding of glass melting facilities; an after-tax charge of $85 million, or $1.92 per share ($1.69 per share fully diluted), for productivity initiatives and other actions; a non-cash, after-tax charge of $10 million, or $.23 per share ($.20 per share fully diluted), to reflect adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" for the Company's non-U.S. plans; and a non-cash, after-tax charge of $28 million, or $.63 per share ($.56 per share fully diluted), to reflect adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits."

(d) As indicated in "Management's Discussion and Analysis of Financial Condition and Results of Operations," net income for 1993 of $131 million, or $3.00 per share ($2.81 per share fully diluted), included a credit of $26 million, or $.60 per share ($.53 per share fully diluted), for the cumulative effect of adopting the new accounting standard for income taxes; a one-time gain of $14 million, or $.33 per share ($.29 per share fully diluted), reflecting a tax benefit resulting from a revaluation of deferred taxes necessitated by the new federal tax law; an $8 million pre-tax charge, or $.11 per share ($.10 per share fully diluted), for the writedown of the Company's hydrocarbon ventures; and a $23 million charge, or $.53 per share ($.47 per share fully diluted), for the restructuring of the Company's European operations.

(e) Net income for 1992 was $73 million, or $1.70 per share ($1.67 per share fully diluted), and included a pre-tax reorganization charge of $16 million, or $.25 per share ($.22 per share fully diluted).

(f) In 1991, net income was $41 million, or $1.01 per share, before the Company recorded a non-recurring pre-tax charge of $824 million, or $13.25 per share, for uninsured asbestos litigation claims, a $5.55 per share charge for the cumulative effect of the accounting change for other postretirement benefits, and a $.34 per share charge for estimated taxes payable on the undistributed earnings of foreign subsidiaries.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
           OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTE: (All per share information in this section is on a fully diluted basis. All references to results from ongoing operations exclude the impact of special items reported for the relevant period.)

Results of Operations

  Nine Months Ended September 30, 1996

   For the third quarter of 1996, the Company reported net income of $80 million, or $1.44 per share, an increase of 14 percent from net income of $70 million, or $1.28 per share, for the quarter ended September 30, 1995. The earnings growth from operations reflects primarily the benefits of acquisitions, strong results from the roofing and foam businesses, and a favorable litigation settlement with a former supplier, partially offset by increased administrative charges resulting from the Company's continuing implementation of its global productivity initiative, Advantage 2000.

   Net sales were $1,025 million for the quarter ended September 30, 1996, an 11 percent increase from the 1995 level of $927 million. The growth is attributable to volume increases in the Building Materials segment worldwide, particularly in the U.S., combined with the incremental increases from acquisitions. Gross margin for the quarter ended September 30 was 27 percent of sales in 1996, compared to 26 percent in 1995.

  For the nine months ended September 30, 1996, the Company reported a net loss of $354 million, or $6.86 per share, compared to net income of $165 million, or $3.18 per share, for the comparable 1995 period. The net loss was the result of a $1.1 billion charge taken during the second quarter to quantify the Company's liability for asbestos claims which may be received after 1999 as well as a probable $225 million additional recovery from insurance carriers (collectively, the "asbestos charge"), having a combined impact after taxes of $542 million. Excluding the impact of the asbestos charge and the special items reported in the first quarter of 1996, net income for the first nine months of 1996 was $188 million, or $3.42 per share, an increase of 14% over the comparable prior year period. Net sales for the nine months ended September 30, 1996 were $2.830 billion, a 7% increase over the $2.648 billion reported in the first nine months of 1995.
This increase reflects the incremental sales from the Company's acquisitions in combination with the improvement in the Building Materials segment, particularly in the U.S., where increased demand due to natural disasters in the East has required expansion of service territories of several roofing plants.

   Marketing and administrative expenses from ongoing operations for the nine months ended September 30, 1996 increased approximately 13% over the same period in 1995, primarily as a result of incremental administrative expenses from the acquisitions late in 1995 and 1996 as well as the impact of the continuing implementation of the Company's Advantage 2000 program. Advantage 2000 is a business system designed to accelerate the speed and simplify the processes of doing business globally. When fully implemented, the Advantage 2000 program will replace over 200 fragmented information systems with a fully integrated system, leading to increased productivity and cost savings.

   In the Building Materials segment, sales increased 17% and 11% for the quarter and nine month periods ended September 30, 1996, respectively, compared to the same periods of the prior year. This growth reflects the incremental sales from acquisitions combined with an increase in volume worldwide, particularly in the U.S. The third quarter sales increase in the U.S. was largely driven by the roofing business which benefited from an increase in demand. Additionally, the Company continues to realize the benefits of integrating new products into its distribution systems, improving the sales of products like FOAMULAR(R) extruded polystyrene. The Company expects further benefits from this integration combined with its newly introduced System Thinking(TM) strategy, which links the Company's growing product offering with technical expertise, to provide solution-oriented systems.

   Income from ongoing operations for Building Materials increased 23% for the quarter and 11% for the nine months ended September 30, 1996 when compared to the same periods in 1995. The increase in the third quarter is primarily due to productivity improvements in the roofing business and improving profitability from Canadian operations.

  In the third quarter of 1996, the Company acquired substantially all the assets of the foam insulation business of Celfort Construction
Materials Inc. of Canada. Renamed OC Celfortec, the Valleyfield, Quebec business, which produces FOAMULAR(R) rigid polystyrene foam insulation, is an important part of the Company's growth agenda into the foam insulation business. The acquisition of Celfortec increases the Company's foam insulation plants to six, with a seventh under construction in China.

  Additionally, at the end of the third quarter the Company reached an agreement to acquire a majority interest in Acoustical Fibreglass Insulation (Mnfg) (Pty) Ltd., the largest South African manufacturer of glass fiber reinforcements and glass fiber and rock wool insulation. The new company, headquartered in Johannesburg, South Africa, will be known as Owens Corning South Africa (Pty) Ltd.

   In the second quarter of 1996, the Company acquired certain U.S. assets of Partek Insulation, Inc., a subsidiary of Partek North America, Inc. Partek's rockwool-based insulation will help the Company extend its mechanical insulation product offering into higher-temperature applications. Additionally the Company acquired the United Kingdom-based Linpac Insulation. With production facilities in the U.K. and Spain, Linpac's extruded polystyrene (XPS) PolyFoam(R) insulation will be added to the Company's European building materials product line.

  In the Composite Materials segment, sales decreased slightly for the quarter and nine months ended September 30, 1996, compared to the same periods of the prior year. Gains in Latin America, an identified growth region, and in the U.S., were more than offset by declines in Europe and Canada, attributable to a softening demand, as well as a strengthening U.S. dollar. Composite Materials income from operations in the third quarter of 1996 increased 9% compared to the third quarter of 1995. For the nine months ended September 30, 1996, income from ongoing operations increased 12% compared to the same period in 1995, primarily due to an improvement in pricing combined with productivity initiatives, particularly in the U.S.

  Fiscal Years 1995, 1994 and 1993

  Net income for the year ended December 31, 1995 was $231 million, or $4.40 per share, compared to net income of $159 million, or $3.35 per share, and net income of $131 million, or $2.81 per share, for the years ended December 31, 1994 and 1993, respectively. The 1995 earnings growth reflects pricing gains and the benefits of acquisitions, as well as a one time gain of $8 million or $.15 per share which was the result of a tax loss carryback. Excluding the impact of the tax benefit, net income for the year ended December 31, 1995, was $223 million, or $4.25 per share. Please see Note 8 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   Net income of $159 million for the year ended December 31, 1994, included the following offsetting special items: an after-tax gain of $123 million, or $2.45 per share, reflecting a change to the capital method of accounting for the rebuilding of glass melting facilities; an after-tax charge of $85 million, or $1.69 per share, for productivity initiatives and other actions; a non-cash, after-tax charge of $10 million, or $.20 per share, to reflect adoption of
Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for plans outside the United States; and a non-cash, after-tax charge of $28 million, or $.56 per share, to reflect adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Please see Notes 6, 16, and 17 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   Excluding special items, net income for the year ended December 31, 1993 was $118 million, or $2.56 per share. The 1993 special items included a credit of $26 million, or $.53 per share, for the cumulative effect of adopting the accounting standard for income taxes (SFAS No. 109); a one time gain of $14 million, or $.29 per share, reflecting a tax benefit resulting from a revaluation of deferred taxes, offset in part by an increase in the Company's corporate tax liability, necessitated by the increase in the federal statutory tax rate; an after-tax charge of $5 million, or $.10 per share, for the write-down of the Company's hydrocarbon ventures to their net realizable value; and a charge of $23 million, or $.47 per share, for the restructuring of the Company's European operations. Please see Notes 8 and 16 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   Net sales were $3.612 billion for the year ended December 31, 1995, reflecting an 8% increase from the 1994 level of $3.351 billion. Net sales in 1993 were $2.944 billion. Most of the 1995 growth is attributable to pricing gains achieved worldwide, with incremental growth resulting from acquisitions, which occurred mid year 1994 and throughout 1995. Please see Note 5 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference. Sales outside the U.S. represented 27% of the total sales for the year ended December 31, 1995 compared to 24% for the years 1994 and 1993. Gross margin for the year ended December 31, 1995 increased to 26%, compared to 24% and 23% in 1994 and 1993, respectively, reflecting primarily pricing gains worldwide.

   In the Building Materials segment, sales increased 6% for the year ended December 31, 1995 compared to 1994. This growth reflects pricing gains, and incremental sales from the 1995 acquisitions partially offset by a decline in volume, particularly in the Canadian markets. Income from operations for Building Materials decreased 9% from 1994 levels, after excluding the 1994 charge for restructure and other initiatives, primarily due to the weak economic conditions in Canada and start up costs associated with the Company's new insulation plant in Guangzhou, China.

   Building  Materials sales in Europe increased  45%  over  the  1994 level, primarily resulting from a full year of sales from the June 1994 acquisition of the United Kingdom based insulation and industrial supply businesses of Pilkington plc (the "U.K. Acquisition"), and the addition of a second production line at the Company's insulation plant in Vise, Belgium. Late in the third quarter of 1995, the Company began shipping product from its insulation manufacturing facility in Guangzhou, China and announced plans for the construction of its second insulation plant in China, to be built in Shanghai. Roofing margins improved in 1995, driven primarily by improved pricing, and volume growth, including the successful introduction of Prominence(R) roofing shingles. The window business achieved significant sales growth and productivity improvements during the year, but has not yet reached break-even. In the foam insulation and related product markets, the Company has expanded its position with the acquisition of Falcon Manufacturing of Michigan, Inc. The Company also completed four other acquisitions in 1995 which are expected to contribute to the Company's overall growth strategy. These acquisitions increased the
Company's small furnace technology base, as well as expanded its position in fabricated systems for the original equipment manufacturing market and its product offering for the window market. The Company further expanded its Building Materials multi-product offering in 1995 with the introduction of two branded products, Transitions(TM) vinyl siding and PinkWrap(TM) housewrap.

   In 1995 Miraflex(TM), the revolutionary new form of glass fiber developed by Owens Corning which combines two different glass compositions into one fiber, was successfully introduced to North American markets in its first commercial application, PinkPlus(R) insulation featuring Miraflex(TM) fiber. The Miraflex(TM) fibers are flexible, soft to the touch, virtually itch-free, resilient and form-filling, characteristics not normally associated with glass or inorganic fibers, which is driving the success of the new fiber.

  In the Composite Materials segment, sales increased 12% for the year ended December 31, 1995, or approximately 20% excluding the Company's previously consolidated polyester resins business, discussed below. The Composite Materials sales increase, driven by strong worldwide market demand, is attributable to volume and pricing gains, coupled with favorable currency impact from European markets. In the U.S., sales increased slightly, while in Europe, the Company's composites operations benefited from European economic improvement which resulted in increased demand, coupled with the positive effects of productivity initiatives.

   The Company in 1995 began a new large diameter glass reinforced plastic (GRP) pipe facility in China, pipe joint ventures in Spain and Argentina, as well as a composite materials service center in Colombia. Early in 1996 the Company announced the formation of a pipe joint venture in Colombia, increasing the Company's global presence.

   During the third quarter of 1994, the Company entered into a joint venture with Alpha Corporation of Tennessee, whereby the two companies combined their existing resin businesses for fifty percent interests in Alpha/Owens-Corning, L.L.C., the largest manufacturer of polyester resins in North America. Please see Note 5 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

  The Company's cost of borrowed funds for the year ended December 31, 1995 was $7 million lower than 1994, reflecting decreased borrowings resulting from the conversion of the Company's 8% convertible junior subordinated debentures into shares of Common Stock. Additionally, the proceeds from the issuance of $200 million of convertible preferred securities were partially used to pay off the Company's short-term credit facility, established during the second quarter of 1994 to finance the U.K. Acquisition. Please see Notes 2, 3 and 4 to the
Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   At December 31, 1995, certain of the Company's foreign subsidiaries have tax net operating loss carryforwards of approximately $27 million. The company has $322 million in net deferred tax assets at December 31, 1995, all of which management expects will be realized through future income from operations. Please see Note 8 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

Liquidity, Capital Resources and Other Related Matters

  Nine Months Ended September 30, 1996

   In June 1996 the Company announced that its Board of Directors had approved an annual dividend policy of 25 cents per share and declared a quarterly dividend of 6-1/4 cents per share payable on October 15, 1996 to shareholders of record as of September 30, 1996. Please see
Note 7 to the Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

   Cash flow from operations, excluding asbestos-related activities, was $114 million for the third quarter of 1996, compared to $135 million for the third quarter of 1995. The decrease is attributable in part to an increase in working capital, particularly receivables, due to strong September sales, coupled with increased composites inventories, where short-term capacity is being modified as the Company's customers adjust their inventory levels.

   At September 30, 1996, the Company's net working capital was $34 million and its current ratio was 1.03, compared to negative $9 million and .99, respectively, at December 31, 1995. The increase in 1996 is in part due to an increased sales volume driving receivables as well as incremental receivables from acquisitions, offset in large part by increased short-term borrowings. Inventories at September 30, 1996 increased 38% over December 31, 1995 levels due to anticipated fourth quarter demand together with the incremental inventories of acquisitions as well as the item discussed in the preceding paragraph. Inventories as a percent of sales for the nine months ended September 30, 1996 and 1995 remained relatively unchanged at approximately 12%. Please see Notes 4 and 5 to the Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

   The Company's total borrowings at September 30, 1996 were $1.147 billion, $254 million higher than at year-end 1995. The Company's increased borrowings in 1996 are being driven by the build of inventories for anticipated fourth quarter demand as well as other working capital requirements.

   As of September 30, 1996, the Company had unused lines of credit of $231 million available under long-term bank loan facilities and an additional $137 million under short-term facilities, compared to $358 million and $239 million, respectively, at year-end 1995. The decrease in available lines of credit is primarily the result of increased borrowings. Letters of credit issued under the Company's long-term U.S. loan facility, most of which support appeals from asbestos trials, reduce credit availability of that facility. The impact of such reduction is reflected in the unused lines of credit discussed above.

   Capital spending for property, plant and equipment, excluding acquisitions and investments in affiliates, was $57 million and $224 million for the quarter and nine months ended September 30, 1996, respectively. For the year 1996, the Company anticipates capital spending, exclusive of acquisitions and investments in affiliates, to be approximately $285 million. The Company expects that funding for these expenditures will be from the Company's operations and external sources as required.

   Gross payments for asbestos litigation claims during the third quarter of 1996, including $13 million in defense costs and $3 million for appeal bond and other costs, were $57 million or $34 million after-
tax.   During  the  third  quarter  of  1996,  the  Company   received
approximately 5,400 new asbestos personal injury cases and closed approximately 2,100 cases. Over the next twelve months, the Company's total payments for asbestos litigation claims, including defense costs, are expected to be approximately $325 million. Proceeds from insurance of $100 million are expected to be available to cover these costs, resulting in a net pretax cash outflow of $225 million, or $135 million after-tax. Please see Note 8 to the Consolidated Financial Statements of the Company as of September 30, 1996, incorporated herein by reference.

   The Company expects funds generated from operations, together with funds available under long and short-term bank loan facilities, to be sufficient to satisfy its debt service obligations under its existing indebtedness, as well as its contingent liabilities for uninsured asbestos personal injury claims.

   In June 1996 the Company filed a lawsuit in federal court in New Orleans alleging a massive scheme to defraud the Company in connection with asbestos litigation cases. The suit alleges that medical test results in tens of thousands of asbestos claims were falsified by the owners and operators of certain pulmonary function testing laboratories. The Company believes that as many as 40,000 claims in its current backlog involve plaintiffs whose pulmonary function tests were improperly administered or manipulated by the testing laboratory or otherwise inconsistent with proper medical practice.

  Fiscal Years 1995, 1994 and 1993

   Cash flow from operations, excluding asbestos-related activities, was $342 million for 1995, compared to $361 million for 1994. The decline in cash flow from operations from 1994 to 1995 was due in part to funding of a Voluntary Employee's Beneficiary Association trust for tax planning purposes. Total receivables at December 31, 1995 were $15 million lower than the December 31, 1994 level due to the sale of $50 million in receivables early in 1995, resulting in a total of $100 million of receivables sold under the 1994 sales agreement. The receivables sold were largely offset by increased sales in 1995. Please see Notes 6 and 10 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

  At December 31, 1995, the Company's net working capital was negative $9 million and its current ratio was .99, compared to negative $143 million and .87 at December 31, 1994, and negative $49 million and .94 at December 31, 1993, respectively. The increase in 1995 was due in part to decreased short-term borrowings as a result of the repayment of the financing used for the U.K. Acquisition. Excluding the impact of the short-term borrowings used to finance the U.K. Acquisition, the Company's net working capital was negative $33 million and its current ratio was .97 at December 31, 1994.

  During 1995, virtually all of the Company's $173 million issue of 8% convertible junior subordinated debentures were converted. Debentures not converted were redeemed for cash. The conversion resulted in the issuance of 5.8 million new shares of Common Stock. Also in 1995, Owens-Corning Capital, L.L.C., a Delaware limited liability company, of which all of the common limited company interests are indirectly owned by the Company, issued $200 million of 6.5% cumulative convertible preferred securities. The proceeds from the issuance were loaned to the Company and partially used to repay its short-term credit facility. Please see Notes 2 and 4 to the Consolidated
Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

   The Company's total borrowings at December 31, 1995 were $893 million, $319 million lower than at year-end 1994, primarily due to the conversion of its 8% convertible junior subordinated debentures, and the repayment of debt through the issuance of the above mentioned preferred securities.

   Capital spending for property, plant and equipment, excluding acquisitions, was $276 million during 1995. At the end of 1995, approved capital projects were $134 million. The Company expects that funding for these expenditures will be from the Company's operations and external sources as required.

  Gross payments for asbestos litigation claims during 1995, including $48 million in defense costs and $6 million for appeal bond and other costs, were $308 million. Proceeds from insurance were $251 million, $100 million of which was received as a prepayment of a third quarter 1995 settlement with a major insurer, which confirmed the Company's access to $330 million of insurance for payment of asbestos litigation claims. Excluding the impact of the $100 million prepayment by the carrier, cash flow from asbestos related activities was a net pretax cash outflow of $157 million, or $94 million after-tax. During 1995, the Company received approximately 55,900 new asbestos personal injury cases and closed approximately 21,900 cases. Please see Note 21 to the Consolidated Financial Statements of the Company as of December 31, 1995, incorporated herein by reference.

General Matters  - as of September 30, 1996

   The  Company has been deemed by the Environmental Protection Agency
(EPA) to be a potentially responsible party (PRP) with respect to certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The Company has also been deemed a PRP under similar state or local laws, including two state Superfund sites where the Company is the primary generator. In other instances, other PRPs have brought suits or claims against the Company as a PRP for contribution under such federal, state or local laws. During the third quarter of 1996, the Company was designated a PRP in such federal, state, local or private proceedings for five additional sites. At September 30, 1996, a total of 43 such PRP designations remained unresolved by the Company, some of which designations the Company believes to be erroneous. The Company is also involved with environmental investigation or remediation at a number of other sites at which it has not been designated a PRP. The Company has established an $18 million reserve for its Superfund (and similar state, local and private action) contingent liabilities. In addition, based upon information presently available to the Company, and without regard to the application of insurance, the Company believes that, considered in the aggregate, the additional costs associated with such contingent liabilities, including any related litigation costs, will not have a materially adverse effect on the Company's financial position or results of operations.

   The 1990 Clean Air Act Amendments (Act) provide that the EPA will issue regulations on a number of air pollutants over a period of years. Until these regulations are developed, the Company cannot determine the extent to which the Act will affect it.The Company anticipates that its sources to be regulated will include glass fiber manufacturing and asphalt processing activities. The EPA's announced schedule is to issue regulations covering glass fiber manufacturing by late 1997 and asphalt processing activities by late 2000, with implementation as to existing sources up to three years thereafter. Based on information now known to the Company, including the nature and limited number of regulated materials it emits, the Company does not expect the Act to have a materially adverse effect on the Company's results of operations, financial condition or long-term liquidity.

                  ASBESTOS AND OTHER LITIGATION

   The  following  is a discussion of the status of the  asbestos  and other litigation as of September 30, 1996; see also "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity, Capital Resources and Other Related Matters."

ASBESTOS LIABILITIES

   The Company is a co-defendant with other former manufacturers, distributors and installers of products containing asbestos and with miners and suppliers of asbestos fibers (collectively, the "Producers") in personal injury and property damage litigation. The personal injury claimants generally allege injuries to their health caused by inhalation of asbestos fibers from the Company's products. Most of the claimants seek punitive damages as well as compensatory damages. The property damage claims generally allege property damage to school, public and commercial buildings resulting from the presence of products containing asbestos. Virtually all of the asbestos-related lawsuits against the Company arise out of its manufacture, distribution, sale or installation of an asbestos-containing calcium silicate, high temperature insulation product, the manufacture of which was discontinued in 1972.

Status

   As of September 30, 1996, approximately 155,500 asbestos personal injury claims were pending against the Company, of which 29,700 were received in the first nine months of 1996. The Company received approximately 55,900 such claims in 1995, 29,100 in 1994, and 32,400 in 1993.
                                  13

  Many of the recent claims appear to be the product of mass screening programs and not to involve malignancies or other significant asbestos related impairment. The Company believes that as many as 40,000 of the recent claims involve plaintiffs whose pulmonary function tests (PFTs) were improperly administered or manipulated by the testing laboratory or otherwise inconsistent with proper medical practice, and it is investigating a number of testing organizations and their methods. On June 19, 1996 the Company filed suit in federal court in New Orleans against the owners and operators of certain pulmonary function testing laboratories in the southeastern US challenging such improper testing practices. This matter is now in active pre-trial discovery.

  The Company is engaging in discussions with a group of approximately 30 leading plaintiffs' law firms to explore approaches toward resolution of its asbestos liability. The discussions involve the possible resolution of both pending claims and claims that may be filed in the future. While discussions are ongoing, the law firms involved in the talks have agreed to refrain from serving any further asbestos claims on the Company unless they involve malignancies. This agreement, which expired as to certain of the firms on November 1, 1996, has been extended at least until January 1, 1997, by firms representing a substantial majority of the cases historically filed by the group. This agreement may have impacted the number of cases received by the Company during the second and third quarters of 1996.

   Through September 30, 1996, the Company had resolved (by settlement or otherwise) approximately 179,000 asbestos personal injury claims, including the dismissal in May 1996, for lack of medical proof, of approximately 15,000 maritime cases which named Owens Corning as a defendant, resulting in an 11,700 case reduction in the backlog after reduction for duplicate cases and cases previously settled. During 1993, 1994, and 1995, the Company resolved approximately 60,000 asbestos personal injury claims, over 99% without trial, and incurred total indemnity payments of $641 million (an average of about $10,700 per case).

   The Company's indemnity payments have varied considerably over time and from case to case, and are affected by a multitude of factors. These include the type and severity of the disease sustained by the claimant (i.e., mesothelioma, lung cancer, other types of cancer, asbestosis or pleural changes); the occupation of the claimant; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by the Company; the extent of the claimant's exposure to asbestos-containing products manufactured, sold or installed by other Producers; the number and financial resources of other Producer defendants; the jurisdiction of suit; the presence or absence of other possible causes of the claimant's illness; the availability or not of legal defenses such as the statute of limitations or state of the art; whether the claim was resolved on an individual basis or as part of a group settlement; and whether the claim proceeded to an adverse verdict or judgment.

Insurance

  As of September 30, 1996, the Company had approximately $368 million in unexhausted insurance coverage (net of deductibles and self-insured retentions and excluding coverage issued by insolvent carriers) under its liability insurance policies applicable to asbestos personal injury claims. This insurance, which is substantially confirmed, includes both products hazard coverage and primary level non-products coverage. Portions of this coverage are not available until 1997 and beyond under agreements with the carriers confirming such coverage. All of the Company's liability insurance policies cover indemnity payments and defense fees and expenses subject to applicable policy limits.

   In addition to its confirmed primary level non-products insurance, the Company has a significant amount of unconfirmed potential non-products coverage with excess level carriers. For purposes of calculating the amount of insurance applicable to asbestos liabilities, the Company has estimated its probable recoveries in respect of this additional non-products coverage at $225 million, which amount was recorded in the second quarter of 1996. This coverage is unconfirmed and the amount and timing of recoveries from these excess level policies will depend on subsequent negotiations or proceedings.

Reserve

   The Company's 1995 financial statements included a reserve for the estimated cost associated with asbestos personal injury claims that may be received through the year 1999. Such financial statements did not include any provision for the cost of unasserted claims which might be received in years subsequent to 1999 because management was unable to predict the number of such claims and other factors which would affect the cost of such claims. Throughout 1996, the Company continued to review the feasibility of making provision for the cost of unasserted asbestos personal injury claims with respect to claims which may be received by the Company during and after the year 2000. In conducting such review the Company took into account, among other things, the effect of recent federal court decisions relating to punitive damages and the certification of class actions in asbestos cases, the pendency of the discussions with the group of plaintiffs' law firms referred to above, the results of its continuing investigations of medical screening practices of the kind at issue in the New Orleans PFT law suit, recent developments as to the prospects for federal and state tort reform, the continued rate of case filings at historically - high levels, additional information on filings received during the 1993-1995 period and other factors. As a result of the review, the Company took a non-recurring, noncash charge to earnings of $1.1 billion in the second quarter of 1996. This charge represented the Company's estimate of the indemnity and defense costs associated with unasserted asbestos personal injury claims that may be received by the Company in years subsequent to 1999.

   The combined effect of the $1.1 billion charge and the $225 million probable additional non-products insurance recovery was an $875 million charge in the second quarter of 1996.

   The Company's estimated total liabilities in respect of indemnity and defense costs associated with pending and unasserted asbestos personal injury claims that may be received in the future (the "Liabilities"), and its estimated insurance recoveries in respect of such claims (the "Insurance"), are reported separately as follows:

                                        September 30,    December 31,
                                            1996             1995
                                          (In millions of dollars)
  Reserve for asbestos
  litigation claims

   Current                              $   325          $   250
   Other                                  1,735              887

   Total Reserve                          2,060            1,137

  Insurance for asbestos
  litigation claims

   Current
                                            100              100
   Other                                    493              330

   Total Insurance                          593              430

   Net Asbestos Liability                $1,467          $   707

   The Company cautions that such factors as the number of future asbestos personal injury claims received by it, the rate of receipt of such claims, and the indemnity and defense costs associated with asbestos personal injury claims, as well as the prospects for confirming additional insurance, including the additional $225 million in non-products coverage referenced above, are influenced by numerous variables that are difficult to predict, and that estimates, such as the Company's, which attempt to take account of such variables, are subject to considerable uncertainty. The Company believes that its estimate of Liabilities and Insurance will be sufficient to provide for the costs of all pending and future asbestos personal injury claims that involve malignancies or significant asbestos-related functional impairment. While such estimates cover unimpaired claims, the number and cost of unimpaired claims are much harder to predict and such estimates reflect the Company's belief that such claims have little or no value. The Company will continue to review the adequacy of its estimate of Liabilities and Insurance on a periodic basis and make such adjustments as may be appropriate.

Management Opinion

    Although any opinion is necessarily judgmental and must be based on information now known to the Company, in the opinion of management, while any additional uninsured and unreserved costs which may arise out of pending personal injury and property damage asbestos claims and additional similar asbestos claims filed in the future may be substantial over time, management believes that any such additional costs will not impair the ability of the Company to meet its obligations, to reinvest in its businesses or to take advantage of attractive opportunities for growth.

NON-ASBESTOS LIABILITIES

   Various other lawsuits and claims arising in the normal course of business are pending against the Company, some of which allege substantial damages. Management believes that the outcome of these lawsuits and claims will not have a materially adverse effect on the Company's financial position or results of operations.


                     DESCRIPTION OF CAPITAL STOCK

    The Company's Certificate of Incorporation, as amended (the "Charter"), currently authorizes the issuance of two classes of stock:
(i) 100 million shares of Common Stock, par value $0.10 per share, of which 52,048,661 shares were issued and outstanding as of September 30, 1996 and (ii) 8 million shares of Preferred Stock, without par value, of which no shares were issued and outstanding on such date.

   The following descriptions of the classes of the Company's capital stock are summaries, do not purport to be complete, and are subject, in all respects, to the applicable provisions of the General Corporation Law of Delaware, the Charter, the Certificate of Designation of Series A Participating Preferred Stock (and the
Certificate of Increase of Designation of Series A Participating Preferred Stock (the "Certificate of Increase")) and the 1986 Rights Agreement and 1996 Rights Agreement (both as hereinafter defined) which, in the case of the Charter, the Certificate of Designation (and the Certificate of Increase) and the 1986 Rights Agreement and 1996 Rights Agreement, are included as Exhibits to the Registration Statement of which this Prospectus forms a part.

Common Stock

   Each holder of Common Stock is entitled to one vote for every share standing in his or her name on the books of the Company. The Common Stock does not have cumulative voting rights for the election of directors, which means that holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so, and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors.

    Subject to the limitations contained in the Company's debt instruments and after provision for the payment of dividends on any series of Preferred Stock which might be issued and which has a preference with respect to the payment of dividends, holders of Common Stock are entitled to receive such dividends as may be declared by the Board. See "Price Range of Common Stock and Dividends" above.

   The Common Stock has no conversion rights and is not redeemable. No holder of Common Stock has any preemptive right to subscribe for any stock or other securities of the Company which may be issued.

   In the event of dissolution, liquidation or winding up of the Company, or upon any distribution of its assets, the holders of Common Stock are entitled to receive pro rata all of the assets available for distribution to stockholders, subject to any preferential right which may be accorded to any series of Preferred Stock which might be issued.

   The Company's Common Stock is listed on the NYSE and the TSE. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Preferred Stock

   The Board of Directors of the Company has the authority, without further action by stockholders, to determine the principal rights, preferences and privileges of any unissued Preferred Stock. Provisions may be included in the shares of Preferred Stock, such as extraordinary voting, dividend, redemption or conversion rights, which could discourage an unsolicited tender offer or takeover proposal.

   Out of the authorized Preferred Stock, the Company has designated 750,000 shares of Series A Participating Preferred Stock ("Series A Preferred Stock"), the terms of which are summarized below under "Series A Preferred Stock." Each outstanding share of Common Stock includes a right, which expires December 30, 1996, to purchase one one-hundredth of a share of Series A Preferred Stock ("1986 Preferred Share Purchase Rights"), which Rights are registered on the New York Stock Exchange and the terms of which are summarized below under "1986 Preferred Share Purchase Rights." On December 12, 1996, the Board of Directors of the Company declared a dividend of one right to purchase one one-hundredth of a share of Series A Preferred Stock ("1996 Preferred Share Purchase Rights") on each outstanding share of Common
Stock.   The  1996 Preferred Share Purchase Rights will be  issued  on
December 30, 1996 to stockholders of record on that date. The terms of the 1996 Preferred Share Purchase Rights are summarized below under "1996 Preferred Share Purchase Rights."

Series A Preferred Stock

Dividends

   Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, dividends, payable in cash quarterly in arrears on January 1, April 1, July 1 and October 1 of each year (each a "Quarterly Dividend Payment Date"), at an annual rate per share of the greater of (i) $10.00 or (ii) 100 times the aggregate per share amount of all cash and non-cash dividends or other distributions (other than dividends payable in Common Stock or subdivisions of outstanding shares of Common Stock) declared on the Common Stock since the last Quarterly Dividend Payment Date. Accrued but unpaid dividends accumulate but do not bear interest.

   The Series A Preferred Stock will be junior as to dividends to any series or class of Preferred Stock (or any similar stock) that ranks senior as to dividends to the Series A Preferred Stock. The Series A Preferred Stock has priority as to dividends over the Common Stock and any other series or class of the Company's stock thereafter issued that ranks junior as to dividends to the Series A Preferred Stock. If dividends or distributions payable on the Series A Preferred Stock are in arrears, the Company (i) may not declare or pay dividends or other distributions on the Common Stock (or any other stock of the Company that ranks junior to the Series A Preferred Stock) and (ii) is restricted in its declaration and payment of dividends or other distributions on any stock of the Company that ranks on a parity with the Series A Preferred Stock except for dividends paid ratably in accordance with the respective preferential amounts payable on the Series A Preferred Stock and all such parity stock.

Liquidation Rights

  In the case of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, holders of shares of Series A Preferred Stock are entitled to receive the liquidation preference of the higher of (i) $100.00 per share, plus an amount equal to the accrued and unpaid dividends to the payment date, or (ii) 100 times the aggregate per share amount to be distributed to holders of shares of Common Stock, before any payment or distribution is made to the holders of shares of Common Stock (or any other stock of the Company that ranks junior to the Series A Preferred Stock). The holders of shares of Series A Preferred Stock and of any other stock of the Company that ranks on a parity with the Series A Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution that is not sufficient to pay in full the aggregate of the amounts payable thereon.

Consolidation and Merger Rights

    In case the Company enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are changed into or exchanged for other stock or securities, cash and/or any other property, each share of Series A Preferred stock at the same time will be similarly changed into or exchanged for an amount per share equal to 100 times the aggregate amount of stock or securities, cash and/or any other property into which or for which each share of Common Stock is changed or exchanged.

Limitation on Share Repurchase

   If  dividends  or distributions payable on the Series  A  Preferred
Stock are in arrears, the Company may not redeem, purchase or otherwise acquire for consideration (i) any stock of the Company that ranks on a parity with the Series A Preferred Stock, except in exchange for shares of any stock of the Company ranking junior to the Series A Preferred Stock or (ii) any shares of Series A Preferred
Stock or any stock of the Company that ranks on a parity with the Series A Preferred Stock, except through a purchase offer made in writing or by publication to all holders of such shares on terms that the Board of Directors determines will result in fair and equitable treatment among the respective series or classes of shares.

Voting Rights

   Each share of Series A Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of the Company's stockholders, and the holders of the shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights will vote together as one class on all matters submitted to a vote of the Company's stockholders.

  If, at the time of any annual stockholders' meeting for the election of directors, the equivalent of at least six quarterly dividends payable on any shares of Series A Preferred Stock are in default, the number of members of the Company's Board of Directors will be increased by two, and the holders of the Series A Preferred Stock, voting separately as a class, will be entitled at such meeting (and each subsequent annual stockholders' meeting) to elect such two additional directors. Such voting rights will terminate when all such dividends in arrears have been paid or declared and set apart for payment. Upon the termination of such voting rights, the terms of office of all directors so elected will terminate immediately and the number of members of the Company's Board of Directors will be reduced by two.

Other Features

   The shares of Series A Preferred Stock are not redeemable. Unless otherwise provided in the Company's Restated Certificate of Incorporation or the designation of a subsequent series of Preferred Stock, the Series A Preferred Stock will rank junior to all of the Company's other series of Preferred Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding-up, and senior to the Company's Common Stock. Series A Preferred Stock may be issued in fractions of a share (in one one-hundredths (1/100) of a share and integral multiples thereof).

1986 Preferred Share Purchase Rights

   Under a Rights Agreement, dated as of December 18, 1986 (the "1986 Rights Agreement"), between the Company and The Chase Manhattan Bank (as successor by merger to Manufacturers Hanover Trust Company), as Rights Agent, each outstanding share of Common Stock is coupled with a 1986 Preferred Share Purchase Right. Each right entitles the holder to buy from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $50.

   The  1986  Preferred Share Purchase Rights become  exercisable  and detach from the Common Stock ten days after a person or group acquires, or announces a tender offer for, 20% or more of the Company's outstanding shares of Common Stock. The rights expire on December 30, 1996, unless redeemed earlier by the Company. The rights are redeemable by the Company at one cent each at any time prior to ten days following public announcement or notice to the Company that an acquiring person or group has purchased 20% or more of the Company's outstanding Common Stock. If the Company is acquired in a merger or other business combination at any time after the rights become exercisable, each right would entitle its holder to buy shares of the acquiring or surviving company having a market value of twice the exercise price of the right. Until the 1986 Preferred Share Purchase Rights detach from the Common Stock (or the earlier termination or redemption of the 1986 Preferred Share Purchase Rights), an additional 1986 Preferred Share Purchase right will be issued with every share of newly issued Common Stock.

1996 Preferred Share Purchase Rights

  On December 12, 1996, the Board of Directors of the Company declared a dividend of one 1996 Preferred Share Purchase Right on each outstanding share of Common Stock. The 1996 Preferred Share Purchase Rights will be issued on December 30, 1996, to stockholders of record on that date. Under a Rights Agreement, dated as of December 12, 1996 (the "1996 Rights Agreement"), between the Company and The Chase Manhattan Bank, as Rights Agent, each outstanding share of Common Stock will be coupled with a 1996 Preferred Share Purchase Right after the rights are issued. Each right will entitle the holder to buy from the Company one one-hundredth of a share of Series A Preferred Stock at a price of $190.

   The 1996 Preferred Share Purchase Rights become exercisable and detach from the Common Stock ten business days after a person or group acquires, or announces a tender offer for, 15% or more of the Company's outstanding shares of Common Stock. The rights will expire on December 30, 2006, unless redeemed earlier by the Company. The rights are redeemable by the Company at one cent each at any time prior to public announcement or notice to the Company that an acquiring person or group has purchased 15% or more of the Company's outstanding Common Stock (an "Acquisition Event"). At any time after an Acquisition Event and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange one share of Common
Stock for each right outstanding, other than the rights held by the acquiring person or group. At any time after an Acquisition Event and the rights become exercisable, each right, other than rights held by the acquiring person or group, would entitle its holder to buy Common Stock of the Company having a market value of twice the exercise price of the right or, if the Company is subsequently acquired in a merger or other business combination, such shares of the acquiring or surviving company. Until the 1996 Preferred Share Purchase Rights detach from the Common Stock (or the earlier termination or redemption of the 1996 Preferred Share Purchase Rights), an additional 1996 Preferred Share Purchase Right will be issued with every share of Common Stock issued after December 30, 1996.

Delaware Law and Certain Charter Provisions

   The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

   In addition to Section 203 of the General Corporation Law of Delaware and the Preferred Share Purchase Rights, the Charter contains several provisions that may discourage certain transactions involving an actual or threatened change of control of the Company.

  For example, the Charter requires that certain business combinations and other combinations involving the Company and a holder of 10% or more of its voting securities be approved by at least 66-2/3% of all shares having voting rights.

   The foregoing provisions of the General Corporation Law of Delaware and the Charter are intended to encourage persons seeking to acquire control of the Company to consult first with the Board of Directors to permit negotiation of the terms of any proposed business combination or offer. They may, however, also have the effect of discouraging a third party from attempting to acquire control of the Company. In addition, since these provisions are designed to discourage accumulations of large blocks of stock by third parties who wish to gain control of the Company, such provisions may reduce the temporary market price fluctuations caused by such accumulations.

Transfer Agent and Registrar

   The primary Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, located in New York, New York.

                       PLAN OF DISTRIBUTION

   The distribution of the shares offered hereby by the Selling Stockholder may be effected promptly after the effective date of the Registration Statement of which this Prospectus is a part in one or more transactions at market prices prevailing at the time of sale or in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, in each case in accordance with the terms of the Common Stock Registration Rights Agreement among the Company, the Selling Stockholder and a corporate affiliate of the Selling Stockholder, as amended by Letter Agreement dated December 12, 1996. Such transactions may be effected on a stock exchange or the over-the-counter market. The Selling Stockholder will effect such transactions by selling shares to or through Goldman, Sachs & Co. The Company has agreed to indemnify the Selling Stockholder and certain control and other related persons in certain circumstances against certain liabilities, including liabilities under the Securities Act. The Selling Stockholder has agreed to indemnify the Company and certain control and related persons against certain liabilities, including liabilities under the Securities Act, but only in limited circumstances arising out of such Selling Stockholder having furnished incorrect written information to the Company for use in the Registration Statement. The Company and the Selling Stockholder have also agreed to indemnify Goldman, Sachs & Co. from certain liabilities, including liabilities under the Securities Act.

   The Company is directly or indirectly bearing all costs relating to the registration of the shares offered hereby, including any underwriting discounts or commissions directly attributable to the sale of the shares offered hereby by or on behalf of the Selling Stockholder. Goldman, Sachs & Co. may be deemed to be an "underwriter" within the meaning of the Securities Act, and any commissions and discounts received by Goldman, Sachs & Co. and any profit on the resale of the shares offered hereby by Goldman, Sachs & Co. might be deemed to be underwriting discounts and commissions under the Securities Act.

                          VALIDITY OF SHARES

  The validity of the shares of Common Stock offered hereby and of the related Preferred Share Purchase Rights will be passed upon by Christian L. Campbell, Esq., Senior Vice President, General Counsel and Secretary of the Company. Mr. Campbell is a direct or indirect owner of 7,483 shares of Common Stock and 44,500 options to buy shares of Common Stock, 10,833 of which are currently exercisable.

                                 EXPERTS

    The financial statements and schedules incorporated in this Prospectus by reference to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this Prospectus by reference in reliance upon the authority of said firm as experts in giving said reports.

      The consolidated financial statements of the Company included in any subsequent Annual Report of the Company on Form 10-K and incorporated by reference in the Prospectus will have been examined by the independent public accountants whose report thereon appears in such Annual Report. Such consolidated financial statements of the Company shall be deemed to be incorporated herein from the date of filing of the applicable report on Form 10-K in reliance on the reports of such independent public accountants, given on the authority of such firm as experts in auditing and accounting.

No person has been authorized to give any information or to     472,250 Shares
make any representations other than those contained in this
Prospectus   and,  if  given  or  made, such information or
representations must not be relied upon   as  having   been
authorized. This Prospectus does not constitute an offer to
sell or the solicitation of an offer to  buy any securities
other  than  the securities described in this Prospectus or
an  offer  to  sell  or the solicitation of an offer to buy
such securities in any circumstances in which such offer or
solicitation  is unlawful.  Neither  the  delivery  of this
Prospectus  nor any sale made hereunder  shall,  under  any
circumstances, create any implication that there  has  been
no change in the affairs of the Company since  the  date of
this Prospectus or that the information contained herein is     Owens Corning
correct as of any time subsequent to the date of such information.


                                                            Common Stock
                                                   (par value $0.10 per share)


        TABLE OF CONTENTS

                                                     Page


Available information                                 2
Incorporation of Certain Documents by Reference       2
The Company                                           3
Selling Stockholder                                   4
Price Range of Common Stock and Dividends             4
Use of Proceeds                                       5
Condensed Consolidated Capitalization                 5
Selected Consolidated Financial Information           6
Management's Discussion and Analysis of
Financial Condition and Results of Operations         8
Asbestos and Other Litigation                        13
Description of Capital Stock                         16
Plan of Distribution                                 19   Goldman, Sachs & Co.
Validity of Shares                                   20
Experts                                              20